Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

NEWS

RiT TECHNOLOGIES REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND FIRST HALF OF2013

Tel Aviv, Israel – August 13, 2013 – RiT Technologies Ltd. (NASDAQ CM: RITT) today announced its unaudited financial results for the second quarter and first six months ended June 30, 2013.

Financial Results for the Second Quarter 2013

•
Revenues for the second quarter of 2013 increased by 10.4% to $3.1 million, compared with $2.8 million for the second quarter of 2012 and 76.9% compared with $1.8 million for the first quarter of 2013.

•	Gross margin for the second quarter of 2013 improved to 36%, compared with 35% for the second quarter of 2012.

•
Net loss for the second quarter of 2013 (including approximately $141,000 in stock-based compensation expenses) decreased to $1.6 million, or $0.18 per (basic and diluted) share, a 36.3% improvement compared with a net loss of $2.5 million, or $0.48 per (basic and diluted) share in the second quarter of 2012 (including approximately $28,000 in stock-based compensation expenses) and a 44.6% improvement compared with a net loss of $2.9 million, or $0.37 per (basic and diluted) share for the first quarter of 2013 (including approximately $545,000 in stock-based compensation expenses).

Financial Results for the First Half 2013

•	Revenues for the first half of 2013 increased by 16.7% to $4.9 million, from $4.2 million for the first half of 2012.

•	Gross margin for the first half of 2013 improved to 36%, from 28.5% in the first half of 2012.

•
Net loss for the first half of 2013 (including approximately $686,000 in stock-based compensation expenses) decreased to $4.5 million, or $0.54 per (basic and diluted) share, a 15.9% improvement compared with the net loss of $5.3 million, or $1.02 per (basic and diluted) share recorded in the first half of 2012 (including approximately $92,000 in stock-based compensation expenses).

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Cash and cash equivalents totaled $1.3 million as of June 30, 2013. Shareholders' equity increased to $5.0 million as of June 30, 2013, from $2.3 million on December 31, 2012.

Recent Developments

•
During the first half of 2013, the Company invested $2.4 million (net of government grants) in product development activities including the continued development of its Beamcaster™ and PatchView+ product lines.

•
During the first half of 2013, approximately $6.5 million of outstanding convertible loan (principal plus interest) from Stins Coman was converted into a total of 1,470,904 of the Company’s ordinary shares at an average price of approximately $4.45 per share.

Comments of Management

Commenting on the results, Dr. Vadim Leiderman, RiT’s President and CEO, said, “We are pleased to report revenue growth, an improved gross margin and a decrease in operating expenses for the first half of 2013, a clear demonstration that the strategy we began implementing in 2012 is beginning to achieve its intended results. We intend to continue investing in our marketing and sales efforts as well as our R&D in order to realize the full potential of our new Beamcaster™ and PatchView+ product lines.”

About RiT Technologies

RiT is a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

For more information, please visit our website: www.rittech.com , the content of which is not part of this press release.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (US GAAP)
(U.S. dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Sales	3,133	2,839	4,904	4,201

Cost of sales	2,007	1,857	3,144	3,002

Gross profit	1,126	982	1,760	1,199

Operating expenses

Research and development, net	841	1,060	2,389	1,755
Sales and marketing, net	994	1,589	2,212	3,108
General and administrative	866	819	1,578	1,591
Total operating expenses	2,701	3,468	6,179	6,454

Operating loss	(1,575)	(2,486)	(4,419)	(5,255)

Financing loss, net	(20)	(18)	(57)	(70)

Loss before income tax expense	(1,595)	(2,504)	(4,476)	(5,325)
Taxes on income	-	-	-	-

Net Loss	(1,595)	(2,504)	(4,476)	(5,325)

Net Loss Per Share - Basic and Diluted	(0.18)	(0.48)	(0.54)	(1.02)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted	8,733,387	5,209,122	8,233,649	5,209,122

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (US GAAP)
(U.S. dollars in thousands)

	June 30,	December 31,
	2013	2012
	(Unaudited)	(Audited)
Assets
Current Assets:
Cash and cash equivalents	1,314	2,183
Trade receivables, net	2,810	1,998
Other current assets	492	461
Inventories	4,395	3,359
Total Current Assets	9,011	8,001

Assets held for severance benefits	1,206	1,126
Property and equipment, net	528	545

Total Assets	10,745	9,672

Liabilities and Shareholders' Equity
Current Liabilities:
Short term loan	-	174
Trade payables	2,618	1,234
Other payables and accrued liabilities	1,689	1,628
Total Current Liabilities	4,307	3,036

Principal shareholder convertible loan	-	3,000
Liability in respect of employees' severance benefits	1,396	1,346
Total Liabilities	5,703	7,382

Commitments and Contingencies

Shareholders' Equity:
Share capital	1,969	1,644
Treasury stock	(27)	(27)
Additional paid-in capital	60,316	53,413
Accumulated deficit	(57,216)	(52,740)
Total Shareholders' Equity	5,042	2,290

Total Liabilities and Shareholders' Equity	10,745	9,672